[The article below appeared in the Spring 2016 issue of BellTel Retiree, the newsletter of the Association of BellTel Retirees.]

PROXY 2016: Retirees Fight Against Even More

Verizon Executive Golden Parachutes

Verizon retiree leaders are waging a proxy challenge to an accounting gymnastics loophole in the mega telecom's “golden parachute” rule. This rule allows Verizon’s CEO and other top executives to walk away with multi-million dollar termination payouts as high as $37 million.

Association of BellTel Retirees Chairman ]ack Cohen has introduced a proposal for Verizon's 2016 proxy statement that will require the company to seek shareholder approval for any new or renewed xecutive severance payment exceeding three times the executive’s base salary, plus short term bonus.

This formula was proposed and approved by 59% of Verizon shareholders in 2003, but when Verizon’s Board implemented that, it left a loophole excluding the accelerated vesting of unearned performance stock units (PSUs) and restricted stock (RSUs).

Since long-term equity represents the lion's share of executive compensation at Verizon today, even golden parachutes worth six or seven times salary plus bonus would not trigger the company shareholder approval requirement.

Under the current compensation guidelines, if CEO Lowell McAdam is terminated without cause — regardless of whether there is a change in control of the corporation - he can receive nearly seven times his base salary plus short-term bonus. Based upon Verizon’s 2015 Proxy Statement earnings disclosures, Mr. McAdam could receive an estimated $57.2 million in termination payments.

“We believe that Verizon’s severance approval policy must be based on the total cost of the termination payments to shareholders,” said Mr. Cohen. “This retiree proposal closes a loophole that would allow millions in termination payments without the required shareholder approval. In effect, the loophole circumvents the intent of the policy shareholders overwhelmingly adopted in 2003 when retirees introduced the governance change.”

In 2015, a nearly identical proposal, also sponsored by Mr. Cohen, received nearly 35% support. Mr. Cohen said, “We are going back again and this year we are looking for victory.”

“The Association of BellTel Retirees has achieved what no other group has with its frequent proxy campaign wins,” said BellTel President Iack Brennan. “Executive severance must he subject to standards of scrutiny. We are conﬁdent that responsible shareholders will agree."1

Verizon's annual meeting is in early May 2016. At the time of this writing, the actual date and location have not been announced.

When you receive your 2016 Verizon shareholder‘ proxy information we ask you to WAIT for a letter or an email from the Association that will give our recommendations for voting.

You will receive the annual report, proxy statement and balance sheet BEFORE you hear from us. Please be patient. We will not know the name and number assigned to the Verizon Retiree proxy proposals until we receive this information from the company.

We will need that information to ﬁnalize our letter, print it and mail it to you. There is no rush to vote as you will have plenty of time to send in your ballot after you receive our letter.

Those who are signed up for our email bulletin service will receive this information ﬁrst, then members receiving via U.S. mail will receive the information a week or more thereafter.

Please make sure to vote this proxy season.